Exhibit 99.5

NICE Presents the Path to Creating Extraordinary Customer and Employee
Experiences Using Analytics, Automation, Cloud and Workforce Optimization

Online series presents new insights on embracing the cloud, building tomorrow's workforce, transforming quality management with sentiment analytics, personalizing employee experience and more

Hoboken, N.J., October 14, 2019 – NICE (Nasdaq: NICE) today announced a new webinar series that will outline the latest best practices for improving customer and employee loyalty. The series will demonstrate how organizations can effectively use analytics and AI, automation, cloud and workforce management to deliver experiences that resonate with both their customers and employees. The online events will showcase key strategies including NICE's visionary approach for building the office of the future and steps for adding cloud functionality side by side with existing systems.

Leading industry analysts, including Ventana Research, McGee-Smith Analytics, Everest Group, Pelorus Associates and more, will join top NICE subject matter experts in presenting the new series which will include the following key events:

•	October 17: How the Best Contact Centers Lead with Employee Experience by Steve Goldberg, VP and Research Director, HCM, Ventana Research and Paul Chance, Sr. Product Marketing Manager, NICE

•	October 24: Putting the AI in IA: How Interaction Analytics Drives Decision Making with AI by Donna Fluss, President, DMG Consulting LLC and Abby Monaco, Sr. Product Marketing Manager, NICE Nexidia

•	November 7: Are You Suffering from Cloud Contact Center FOMO? by Sheila McGee-Smith, President and Principal Analyst, McGee-Smith Analytics and Rich Correia, Director, Product Marketing, NICE

•	November 12: Preparing for CCPA with Adam Snukal, by Adam Snukal, Shareholder, Greenberg Traurig, LLP and Efrat Kanner-Nissimov, Director, Product Marketing, NICE

•	November 21: How to Transform Quality Management with Sentiment Analytics by Lauren Maschio, Sr. Product Marketing Manager, and Abby Monaco, Sr. Product Marketing Manager, NICE Nexidia

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November 26: The Shape of Things to Come – The Robot Augmented Office by Sarah Burnett, Executive Vice President & Distinguished Analyst, Everest Group and Karen Inbar, Director, Product Marketing, NICE Advanced Process Automation Solutions

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December 5: The Enterprise Connection: How Large Enterprises Improve Customer Experience with Predictive Behavioral Routing by Brian Study, Director of Customer Success, and Michele Carlson, Sr. Product Marketing Manager, NICE Nexidia

•	December 12: Striking a Balance Between Employee Preferences and Enterprise Requirements by Dick Bucci, Principal Pelorus Associates and Adam Aftergut, Product Marketing Manager, NICE

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE said, "Through this webinar series, we are excited to share strategies that help companies exceed customer expectations and deliver improved employee experience. In today's experience economy, engaged customers and empowered employees are key ingredients to business success and we're happy to partner with leading analysts and NICE executives to bring these insights to the forefront."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.